BVLGARI


05009660

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 8th July 2005

By International Courier UPS

Bulgari File Number: **82-34836**

SUPPL

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents:

- Press release for the communication of the transition of The Bvlgari Group to IFRS
- Presentation of the Bvlgari Group transition to IFRS

Best Regards,



CostanzoRapone
Bulgari S.p.A.
General Counsel

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

FILE NUMBER:
82-34836

BVLGARI GROUP

transition to IFRS

Restatement of FY 2004 and H1 2004
Financial Statements

Rome, 07 July 2005

DISCLAIMER

The information contained in this document is based on the International Financial reporting Standards as they are known and interpreted today.

International Financial Reporting Standards are subject to ongoing amendments by the International Accounting Standards board.

Further development of the interpretation of these standards could result in changes in the basis in accounting or presentation of certain items and accordingly this financial information is subject to possible change.

The presented accounting treatments and their impacts are under review by the Bulgari Group's auditors and will be audited with the first application – H1 2005 results - of the IFRS standards, for the accounting period ending June 30th 2005.

This presentation has only information purposes.

IFRS: State of the Art

IN ITALY, FOR LISTED COMPANIES IFRS are:

- mandatory from 2005 for the Consolidated Financial Statements
- elective in 2005 and mandatory from 2006 for Statutory Fin. Statem.

SELECTED OPTIONS

Bulgari will

- adopt IFRS for Consolidated Financial Statements starting from the First Semester 2005
- choose to present comparative information that does not comply with IAS 32 and IAS 39 in its first year of transition (2004), according to IFRS 1 (§36A)
- adopt IFRS for Statutory Financial Statements (Bulgari SpA) starting from 2006

INDEX

H1 2004 Profit and Loss – Net Revenues


EUR millions
352,8
0,5
353,3
Consolidation
Hotels
+0,5 +0,1%
Italian Gaap
IFRS

Unaudited figures

FY 2004 Profit and Loss – Net Revenues


EUR millions
827,7
4,0
(0,1)
831,6
Consolidation
Hotels
Eliminations
+3,9 +0,5%
Italian Gaap
IFRS

Unaudited figures

H1 2004 Profit and Loss – Op. profit


EUR millions
42,3
(0,5)
(1,3)
1,9
(1,7)
0,8
41,5
Stock options
Hotel
Amort. & Deprec. (ex Hotel)
Reclass extraord. items
Others
-0,8 - 1,9%
Italian Gaap
IFRS

Unaudited figures

FY 2004 Profit and Loss – Op. profit


EUR millions
134,2
(1,4)
Stock options
(2,9)
Hotel
4,1
Amort. & Deprec. (ex Hotel)
(2,1)
Reclass extraord. items
(1,0)
Others
130,9
(3,3) - 2,5%
Italian Gaap
IFRS

Unaudited figures

H1 2004 Profit and Loss – Net result


EUR millions
33,7
(0,5)
1,9
(0,6)
(0,4)
34,1
Stock options
Amort. & Deprec.
Deferred tax
Others
+ 0,4 + 1,2%
Italian Gaap
IFRS

Unaudited figures

FY 2004 Profit and Loss – Net result


EUR millions
108,3
(1,4)
4,1
(1,1)
(1,2)
108,7
Stock options
Amort. & Deprec.
Deferred tax
Others
+ 0,4
+ 0,4%
Italian Gaap
IFRS

Unaudited figures

Jun. 2004 Indebtness


EUR millions
+ 0,9 + 1,4%
Hotel
(64,7)
(0,9)
(65,6)
Italian Gaap
IFRS

Unaudited figures

DEC 2004 Indebtedness

EUR millions


+ 2,8 + 27,4%
Hotel
(10,2)
(2,8)
(13,0)
Italian Gaap
IFRS

Unaudited figures

Jun 2004 Net equity–Reconciliation


EUR millions
593,2
1,5
(2,1)
1,0
(4,5)
(14,6)
(0,4)
574,1
Fixed assets
Rents (straight line basis approach)
Staff leaving indemnity
Goodwill (exchange rate effect)
Deferred tax
Others
- 19,1 - 3,2%
Italian Gaap
IFRS

Unaudited figures

DEC 2004 Net equity–Reconciliation


EUR millions
662,9
1,8
(2,0)
1,4
(4,7)
(15,2)
(0,7)
643,5
Fixed assets
Rents (straight line basis approach)
Staff leaving indemnity
Goodwill (exchange rate effect)
Deferred tax
Others
- 19,4 - 2,9%
Italian Gaap
IFRS

Unaudited figures

ANNEX:

DETAILED RECONCILIATION TABLES

ANNEX:

DETAILED RECONCILIATION TABLES

for

CONSOLIDATED PROFIT AND LOSS

H1 2004 & FY 2004

H1 2004 Profit and Loss – Reconciliation

Eur millions	*Italian Gaap*	*Variance*	*IFRS*
Revenues	352,8	0,5	353,3
Gross Margin	222,3	0,2	222,5
Personnel cost	59,0	0,6	59,6
Amortization & Depreciation	16,6	(1,9)	14,7
Other general expenses	61,4	2,3	63,7
Advertising and promotion	43,0	-	43,0
Total general expenses	**180,0**	**1,0**	**181,0**
OPERATING PROFIT	42,3	(0,8)	41,5
Non operating exp/inc min	5,0	(1,8)	3,2
Profit before tax	**37,3**	**1,0**	**38,3**
Taxes	3,6	0,6	4,2
NET PROFIT AFTER TAXES	33,7	0,4	34,1

Unaudited figures

H1 2004 Profit and loss – Reconciliation

Eur millions	**Italian Gaap**	**IAS 1** Reclass	**IAS 12** Taxes	**IFRS 31** Hotels	**IAS 38** Intang. assets	**IFRS 3** Goodwill	**IFRS 2** Stock options	**Oth.**	*IFRS*
Revenues	**352,8**			**0,5**					**353,3**
Gross Margin	**222,3**			**0,2**					**222,5**
Personnel cost	59,0						0,5	0,1	59,6
Amortization & Deprec.	16,6				(0,8)	(1,4)		0,3	14,7
Other general expenses	61,4	1,7		1,5	0,1			(1,0)	63,7
Advertising and prom.	43,0								43,0
Total general expenses	**180,0**	**1,7**	**-**	**1,5**	**(0,7)**	**(1,4)**	**0,5**	**(0,6)**	**181,0**
OPERATING PROFIT	**42,3**	**(1,7)**	**-**	**(1,3)**	**0,7**	**1,4**	**(0,5)**	**0,6**	**41,5**
Non oper. exp/inc min	5,0	(1,7)		0,1				(0,2)	3,2
Profit before tax	**37,3**	**-**	**-**	**(1,4)**	**0,7**	**1,4**	**(0,5)**	**0,8**	**38,3**
Taxes	3,6		0,6						4,2
NET PROFIT	**33,7**	**-**	**(0,6)**	**(1,4)**	**0,7**	**1,4**	**(0,5)**	**0,8**	**34,1**

Unaudited figures

FY 2004 Profit and Loss – Reconciliation

Eur millions	*Italian Gaap*	*Variance*	*IFRS*
Revenues	**827,7**	**3,9**	**831,6**
Gross Margin	**527,7**	**1,4**	**529,1**
Personnel cost	128,5	1,5	130,0
Amortization & Depreciation	39,1	(3,9)	35,2
Other general expenses	129,5	7,1	136,6
Advertising and promotion	96,4	-	96,4
Total general expenses	**393,5**	**4,7**	**398,2**
OPERATING PROFIT	**134,2**	**(3,3)**	**130,9**
Non operating exp/inc min	13,0	(4,8)	8,2
Profit before tax	**121,2**	**1,5**	**122,7**
Taxes	12,9	1,1	14,0
NET PROFIT AFTER TAXES	**108,3**	**0,4**	**108,7**

Unaudited figures

FY 2004 Profit and loss – Reconciliation

Eur millions	**Italian Gaap**	**IAS 1** Reclass	**IAS 12** Taxes	**IFRS 31** Hotels	**IAS 38** Intang. assets	**IFRS 3** Goodwill	**IFRS 2** Stock options	**Oth.**	*IFRS*
Revenues	**827,7**			**4,0**				**(0,1)**	**831,6**
Gross Margin	**527,7**			**1,4**					**529,1**
Personnel cost	128,5						1,4	0,1	130,0
Amortization & Deprec.	39,1			0,2	(1,7)	(2,7)		0,3	35,2
Other general expenses	129,5	2,1		4,1	0,9				136,6
Advertising and prom.	96,4								96,4
Total general expenses	**393,5**	**2,1**	**-**	**4,3**	**(0,8)**	**(2,7)**	**1,4**	**0,4**	**398,2**
OPERATING PROFIT	**134,2**	**(2,1)**	**-**	**(2,9)**	**0,8**	**2,7**	**(1,4)**	**(0,4)**	**130,9**
Non oper. exp/inc min	13,0	(2,1)		(2,2)				(0,5)	8,2
Profit before tax	**121,2**	**-**	**-**	**(0,7)**	**0,8**	**2,7**	**(1,4)**	**0,1**	**122,7**
Taxes	12,9		1,1						14,0
NET PROFIT	**108,3**	**-**	**(1,1)**	**(0,7)**	**0,8**	**2,7**	**(1,4)**	**0,1**	**108,7**

Unaudited figures

ANNEX:

DETAILED RECONCILIATION TABLES

for

CONSOLIDATED BALANCE SHEET

H1 2004 & FY 2004



June 2004 Bal. Sheet – Reconciliation

Eur millions	Italian Gaap	Variance	*IFRS*
Net trade receivables	123,6	0,3	123,9
Total other receivables	47,2	1,1	48,3
Net inventory	475,5	3,3	478,8
Trade payables	(140,5)	(1,7)	(142,2)
Other payables	(35,0)	(2,4)	(37,4)
Net working capital	**470,8**	**0,6**	**471,4**
Net fixed assets	177,5	(5,1)	172,4
Other L/T asset/liab.	9,6	(13,7)	(4,1)
Invested capital	**657,9**	**(18,2)**	**639,7**
Group equity	(587,3)	19,2	(568,1)
Minority interest equity	(5,9)	(0,1)	(6,0)
Total equity	**(593,2)**	**19,1**	**(574,1)**
Net Indebtedness	**(64,7)**	**(0,9)**	**(65,6)**

Unaudited figures

June 2004 Balance sheet – Reconciliation

Eur millions	**Italian Gaap**	**IAS 1** Reclas.	**IAS 38** Intang. assets	**IFRS 3** Goodwill	**IAS 12** Tax	**IAS 19** Person benefit	**IAS 17** Leasing	**IFRS 31** Hotel	**Other**	*IFRS*
Net trade receivables	123,6							0,3		123,9
Total other receiv.	47,2							1,1		48,3
Net inventory	475,5	3,3						-		478,8
Trade payables	(140,5)							(1,7)		(142,2)
Other payables	(35,0)						(2,1)	(0,3)		(37,4)
Net working capital	**470,8**	**3,3**	**-**	**-**	**-**	**-**	**(2,1)**	**(0,6)**	**-**	**471,4**
Net fixed assets	177,5	(3,3)	1,2	(4,5)			0,3	1,9	(0,7)	172,4
Other L/T asset/liab.	9,6				(14,6)	1,0		-	(0,1)	(4,1)
Invested capital	**657,9**	**-**	**1,2**	**(4,5)**	**(14,6)**	**1,0**	**(1,8)**	**1,3**	**(0,8)**	**639,7**
Group equity	(587,3)		(1,2)	4,5	14,6	(1,0)	1,8	0,7	(0,2)	(568,1)
Minority interest equity	(5,9)								(0,1)	(6,0)
Total equity	**(593,2)**	**-**	**(1,2)**	**4,5**	**14,6**	**(1,0)**	**1,8**	**0,7**	**(0,3)**	**(574,1)**
Net Indebtedness	**(64,7)**							**(2,0)**	**1,1**	**(65,6)**

Unaudited figures

Jun. 2004 Net equity – Reconciliation

ITALIAN GAAP		**593,2**
Deferred tax	(14,6)	
Goodwill (exchange rates effect)	(4,5)	
Fixed assets	1,5	
Staff leaving indemnity	1,0	
Rents (straight line basis approach)	(2,1)	
Other	(0,4)	
	(19,1)	
IFRS		**574,1**

Unaudited figures

Jun. 2004 Indebtedness - Reconciliation

EUR millions	*Italian Gaap*	*Variance*	*IFRS*
Cash & bank *(Cons. Hotels)*	41,4	1,4	42,8
S/T bank loans	(34,2)	-	(34,2)
Other	1,8	-	1,8
S/T INDEBTEDNESS	**9,0**	**1,4**	**10,4**
L/T bank loans	(0,1)	-	(0,1)
Financial credits *(Elim. Hotels)*	1,2	(0,8)	0,4
Financial debts *(Cons. Hotels)*	(74,8)	(1,5)	(76,3)
L/T INDEBTEDNESS	**(73,7)**	**(2,3)**	**(76,0)**
NET INDEBTEDNESS	***(64,7)***	***(0,9)***	***(65,6)***

Unaudited figures

Dec. 2004 Bal. Sheet – Reconciliation

Eur millions	Italian Gaap	Variance	*IFRS*
Net trade receivables	160,6	0,2	160,8
Total other receivables	76,7	1,3	78,0
Net inventory	458,8	4,4	463,2
Trade payables	(151,5)	(1,6)	(153,1)
Other payables	(66,5)	(2,4)	(68,9)
Net working capital	**478,1**	**1,9**	**480,0**
Net fixed assets	195,6	(5,1)	190,5
Other L/T asset/liab.	(0,6)	(13,4)	(14,0)
Invested capital	**673,1**	**(16,6)**	**656,5**
Group equity	(656,2)	19,6	(636,6)
Minority interest equity	(6,7)	(0,2)	(6,9)
Total equity	**(662,9)**	**19,4**	**(643,5)**
Net Indebtedness	**(10,2)**	**(2,8)**	**(13,0)**

Unaudited figures

Dec. 2004 Balance sheet – Reconciliation

Eur millions	**Italian Gaap**	**IAS 1** Reclas.	**IAS 38** Intang. assets	**IFRS 3** Goodwill	**IAS 12** Tax	**IAS 19** Person benefit	**IAS 17** Leasing	**IFRS 31** Hotel	**Other**	*IFRS*
Net trade receivables	160,6							0,2		160,8
Total other receiv.	76,7							1,3		78,0
Net inventory	458,8	4,1						0,3		463,2
Trade payables	(151,5)							(1,6)		(153,1)
Other payables	(66,5)						(2,0)	(0,5)	0,1	(68,9)
Net working capital	**478,1**	**4,1**	**-**	**-**	**-**	**-**	**(2,0)**	**(0,3)**	**0,1**	**480,0**
Net fixed assets	195,6	(4,1)	1,1	(4,7)			0,7	1,7	0,2	190,5
Other L/T asset/liab.	(0,6)				(15,2)	1,4		(0,3)	0,7	(14,0)
Invested capital	**673,1**	**-**	**1,1**	**(4,7)**	**(15,2)**	**1,4**	**(1,3)**	**1,1**	**1,0**	**656,5**
Group equity	(656,2)		(1,1)	4,7	15,2	(1,4)	1,3	0,5	0,4	(636,6)
Minority interest equity	(6,7)								(0,2)	(6,9)
Total equity	**(662,9)**	**-**	**(1,1)**	**4,7**	**15,2**	**(1,4)**	**1,3**	**0,5**	**0,2**	**(643,5)**
Net Indebtedness	**(10,2)**							**(1,6)**	**(1,2)**	**(13,0)**

Unaudited figures

Dec. 2004 Net equity – Reconciliation

ITALIAN GAAP		662,9
Deferred tax	(15,2)	
Goodwill (exchange rates effect)	(4,7)	
Fixed assets	1,8	
Staff leaving indemnity	1,4	
Rents (straight line basis approach)	(2,0)	
Other	(0,7)	
	(19,4)	
IFRS		**643,5**



Unaudited figures

Dec. 2004 Indebtedness - Reconciliation

EUR millions	*Italian Gaap*	*Variance*	*IFRS*
Cash & bank *(Cons. Hotels)*	72,2	0,4	72,6
S/T bank loans	(26,9)	-	(26,9)
Other	0,9	-	0,9
S/T INDEBTEDNESS	**46,2**	**0,4**	**46,6**
L/T bank loans	(0,1)	-	(0,1)
Financial credits *(Elim. Hotels)*	1,7	(1,1)	0,6
Financial debts *(Cons. Hotels)*	(58,0)	(2,1)	(60,1)
L/T INDEBTEDNESS	**(56,4)**	**(3,2)**	**(59,6)**
NET INDEBTEDNESS	***(10,2)***	***(2,8)***	***(13,0)***

Unaudited figures

Cautionary Statement

This presentation includes certain expectations related to the impact of the adoption of IFRS on our financial statements based on current knowledge and interpretation of IFRS.

Actual results of the adoption of IFRS may differ from those expectations.

Such information involve risks and uncertainties, including that the IFRS principles presently in force could not be the same as those adopted to prepare the 2005 financial statements - the 2005 financial statements will be subject to audit, and additional review and analysis could result in changes in how IFRS are applied to the financial statements.

In particular, the impact of regulatory decisions and changes in the regulatory environment could cause the Bulgari Group's actual results to differ materially from those presented.

End of presentation

FILE NUMBER: 82-34836

BVLGARI

Bulgari Group transition to IFRS for FY 2004 and H1 2004 Consolidated Financial Statements:

- **negligible impact on Profit and Loss**
- **very limited impact on Total Net Equity and Net Indebtness**

Rome, July 7th 2005 - The Bulgari Group restates its consolidated financial statements for the first semester 2004 (as of June 30th 2004) and the full year 2004 (as of December 31st 2004) under International Financial Reporting Standards (IFRS).

The **Bulgari Group** will adopt IFRS consolidated financial statements starting from the first semester 2005, i.e. for the accounting period ending June 30th 2005.

On the other hand, the parent company **Bulgari S.p.A.** will adopt IFRS for statutory financial statements starting from January 2006.

Effects of IFRS

The main differences between Italian GAAP and IFRS relative to the Bulgari Group first semester 2004 and full year 2004 consolidated financial results are highlighted below:

Consolidated Profit and Loss Statement

1. Stock options are now accounted as personnel costs;
2. Goodwill amortization reported under Italian GAAP is not applicable under IFRS – an annual impairment test is introduced;
3. Exceptional gain/loss (extraordinary items) reported under Italian GAAP as non-operating items are now reclassified as operating items.

Consolidated Balance Sheet

1. Deferred taxes are now calculated on undistributed profit of subsidiaries (taxes on future dividend distributions due to parent company);
2. Foreign exchange rate impact on goodwill related to acquisitions is now revalued at the foreign exchange rate of the closing period reporting date.

Impacts of IFRS

The impacts on the full fiscal 2004 and the first semester 2004 consolidated financial statements deriving from the application of the IFRS are very limited and can be summarized as follows:

- Consolidated Profit and Loss Statement:

The impact of the IFRS application on the Profit and Loss accounts is negligible.
Net profit after taxes both for the first semester 2004 and the full fiscal year 2004 increases by Eur 0.4m.

H1 2004 *Eur millions*	**Italian GAAP**	**Variance***	**IFRS***
Revenues	352.8	+0.5	**353.3**
Operating Profit	42.3	-0.8	**41.5**
Net Profit after taxes	33.7	+0.4	**34.1**

FY 2004 *Eur millions*	**Italian GAAP**	**Variance***	**IFRS***
Revenues	827.7	+3.9	**831.6**
Operating Profit	134.2	-3.3	**130.9**
Net Profit after taxes	108.3	+0.4	**108.7**

*Unaudited figures

- Consolidated Balance Sheet:

As a result of the IFRS application, Total Net Equity decreases by Eur 19.1m as of 30.06.2004 and roughly by the same amount (Eur 19.4m) for the full fiscal year 2004.

Net Indebtness increases by Eur 0.9m as of 30.06.2004 and by Eur 2.8m for the full fiscal year 2004.

As of 30.06.2004 *Eur millions*	**Italian GAAP**	**Variance***	**IFRS***
Invested capital	657.9	-18.2	639.7
Total Net Equity	593.2	-19.1	574.1
Net Indebtness	64.7	0.9	65.6

As of 31.12.2004 *Eur millions*	**Italian GAAP**	**Variance***	**IFRS***
Invested capital	673.1	-16.6	656.5
Total Net Equity	662.9	-19.4	643.5
Net Indebtness	10.2	2.8	13.0

*Unaudited figures

Selected options and notes

The Bulgari Group has chosen to present comparative information that does not comply with IAS 32 and IAS 39 in its first year of transition (2004), according to IFRS 1 (§36A).

International Financial Reporting Standards are subject to ongoing amendments by the International Accounting Standards Board.
Further development of the interpretation of these standards could result in changes in the basis in accounting or presentation of certain items and accordingly this financial information is subject to possible change.

The presented accounting treatments and their impacts are under review by the Bulgari Group's auditors and will be audited with the first application of the IFRS standards in occasion of the first semester 2005 results (for the accounting period ending June 30th 2005).

BVLGARI

This press release has only information purposes.

Details

Management will illustrate the restatement of the fiscal full year 2004 and first semester 2004 consolidated financial statements during a conference call at 6:00pm CET today.
The conference call can be accessed by dialling +39 071 286 18 48.
This document, together with a detailed annex, will be available on the IR Group's website at http://production.investis.com/bulgari/frameset/ shortly before the conference call. A recording of the conference call will be available on the same web site a few hours later.

Timetable for future releases

The **Bulgari Group** will report its

- H1 2005 Revenues on July 27th 2005
- H1 2005 Results on September 26th 2005[1]

under IFRS standards.

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IFRS restated). With a market capitalization of about 2,785 million Euro (as of 07.06.2005), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

4 tables follow

[1] Please note that the date for the H1 2005 Results release and conference call has been changed from Sep. 13th 2005 to September 26th in order to have enough time to prepare the H1 2005 Financial Statements IFRS compliant and for the auditors, to complete the audit – please refer to http://production.investis.com/bulgari/calendar for the updated calendar.

H1 2004 Profit and Loss – Reconciliation

Eur millions	*Italian Gaap*	*Variance*	*IFRS*
Revenues	352,8	0,5	353,3
Gross Margin	222,3	0,2	222,5
Personnel cost	59,0	0,6	59,6
Amortization & Depreciation	16,6	(1,9)	14,7
Other general expenses	61,4	2,3	63,7
Advertising and promotion	43,0	-	43,0
Total general expenses	**180,0**	**1,0**	**181,0**
OPERATING PROFIT	42,3	(0,8)	41,5
Non operating exp/inc min	5,0	(1,8)	3,2
Profit before tax	**37,3**	**1,0**	**38,3**
Taxes	3,6	0,6	4,2
NET PROFIT AFTER TAXES	33,7	0,4	34,1

BVLGARI

Unaudited figures

FY 2004 Profit and Loss – Reconciliation

Eur millions	*Italian Gaap*	*Variance*	*IFRS*
Revenues	827,7	3,9	831,6
Gross Margin	527,7	1,4	529,1
Personnel cost	128,5	1,5	130,0
Amortization & Depreciation	39,1	(3,9)	35,2
Other general expenses	129,5	7,1	136,6
Advertising and promotion	96,4	-	96,4
Total general expenses	**393,5**	**4,7**	**398,2**
OPERATING PROFIT	134,2	(3,3)	130,9
Non operating exp/inc min	13,0	(4,8)	8,2
Profit before tax	**121,2**	**1,5**	**122,7**
Taxes	12,9	1,1	14,0
NET PROFIT AFTER TAXES	108,3	0,4	108,7

BVLGARI

Unaudited figures

June 2004 Bal. Sheet – Reconciliation

Eur millions	Italian Gaap	Variance	*IFRS*
Net trade receivables	123,6	0,3	123,9
Total other receivables	47,2	1,1	48,3
Net inventory	475,5	3,3	478,8
Trade payables	(140,5)	(1,7)	(142,2)
Other payables	(35,0)	(2,4)	(37,4)
Net working capital	**470,8**	**0,6**	**471,4**
Net fixed assets	177,5	(5,1)	172,4
Other L/T asset/liab.	9,6	(13,7)	(4,1)
Invested capital	**657,9**	**(18,2)**	**639,7**
Group equity	(587,3)	19,2	(568,1)
Minority interest equity	(5,9)	(0,1)	(6,0)
Total equity	**(593,2)**	**19,1**	**(574,1)**
Net Indebtedness	**(64,7)**	**(0,9)**	**(65,6)**

BVLGARI

Unaudited figures

Dec. 2004 Bal. Sheet – Reconciliation

Eur millions	Italian Gaap	Variance	*IFRS*
Net trade receivables	160,6	0,2	160,8
Total other receivables	76,7	1,3	78,0
Net inventory	458,8	4,4	463,2
Trade payables	(151,5)	(1,6)	(153,1)
Other payables	(66,5)	(2,4)	(68,9)
Net working capital	**478,1**	**1,9**	**480,0**
Net fixed assets	195,6	(5,1)	190,5
Other L/T asset/liab.	(0,6)	(13,4)	(14,0)
Invested capital	**673,1**	**(16,6)**	**656,5**
Group equity	(656,2)	19,6	(636,6)
Minority interest equity	(6,7)	(0,2)	(6,9)
Total equity	**(662,9)**	**19,4**	**(643,5)**
Net Indebtedness	**(10,2)**	**(2,8)**	**(13,0)**

BVLGARI

Unaudited figures